EXHIBIT H

Form of Notice

June   , 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by June   ,2005, to the Secretary, Securities and Exchange Commission, Washington, DC 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After June  , 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities (70-       )

Northeast Utilities (“NU”), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") filed an application/declaration under Sections 6(a) and 7 of the Act and Rules 53 and 54 thereunder seeking approval for a program of external financing and other related proposals for the period commencing upon the issuance of the Commission order and extending through June 30, 2008 ("Authorization Period").

NU is the parent of a number of companies comprising the NU system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU’s wholly-owned subsidiaries, The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. In addition, NU owns Holyoke Water Power Company (“HWP”), a utility for purposes of the Act.  HWP owns a 147 megawatt coal-fired plant in Holyoke, Massachusetts and sells all of the output of its generation assets directly to a non-utility affiliate, Select Energy, Inc., under a wholesale contract. NU is also the parent of Yankee Energy System, Inc. (“YES”), an exempt gas utility holding company. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company, a Connecticut retail gas distribution company, and also has several nonutility subsidiaries. NU Enterprises, Inc. (“NUEI”), a wholly-owned subsidiary of NU, acts as the holding company for NU’s unregulated businesses.

In this application, NU is requesting authorization:

(i)

to issue and sell, from time to time during the Authorization Period, any combination of the following types of securities, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $750 million outstanding at any time: (A) Common Shares (including options and warrants exercisable for Common Shares), share purchase contracts ("Share Purchase Contracts"), Share units consisting of a Share Purchase Contract coupled with a debt security or preferred security of NU or an affiliated entity ("Share Purchase Units") and/or other equity or equity-linked securities of types generally sold in the current marketplace (collectively, “Equity Securities”), (B) preferred securities (including without limitation preferred stock and monthly income preferred trust securities) ("Preferred Securities"), and (C) long-term debt securities having maturities of one to fifty years ("Long-term Debt"); and

(ii)

to the extent not exempt under Rule 52, to enter into various risk management instruments commonly used in today's capital markets to manage equity price and credit risk (“Equity Hedges”), to manage interest rate risk with respect to existing indebtedness of NU and its Nonutility Subsidiaries ("Interest Rate Hedges" and collectively with Equity Hedges, “Hedges”), and to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances of NU and its Nonutility Subsidiaries in order to lock in current interest rates and/or manage interest rate risk exposure.

Parameters Applicable to External Financing Transactions.  NU states that the following general terms will be applicable where appropriate to the proposed external financing activities of NU.

(a)

Effective Cost of Funds. The effective cost of capital (i.e., the aggregate of all payments, including interest, dividend distributions and other periodic payments) in respect of Share Purchase Contracts, Share Purchase Units, Long-term Debt and Preferred Securities will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on any series of Share Purchase Contracts or Share Purchase Units exceed at the time of issuance 700 basis points over the yield to maturity of comparable-term U.S. Treasury securities; (ii) on any series of Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR"); and (iii) on any series of Preferred Securities, exceed at the time of issuance 600 basis points over the yield to maturity of comparable-term U.S. Treasury securities.

(b)

Maturity. The maturity of Long-term Debt will be between one year and 50 years after the issuance thereof.

(c)

Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with any non-competitive issuance, sale or distribution of securities will not exceed the greater of (a) 700 basis points of the principal or face amount of the securities being issued or (b) issuance expenses that are generally paid at the time of the pricing for sales of similar securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

(d)

Common Equity Ratio. At all times during the Authorization Period, NU will maintain common equity (as reflected, in the most recent Form 10-K or Form 10-Q filed with the Commission) of at least 30% of its consolidated capitalization; provided that NU will in any event be authorized to issue Common Shares to the extent authorized herein. The term “consolidated  capitalization” is defined to include, where applicable, common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities, with the term “debt” deemed to include rate reduction bonds and rate reduction certificates; except that, whether or not common stock equity comprises 30% of NU’s consolidated capitalization, NU may issue common stock at any time during the Authorization Period, subject to the other applicable terms and conditions.

(e)

Investment Grade Ratings Condition. NU further represents that, except for securities issued to fund the Money Pool for NU System companies, no securities, other than Common Shares, will be issued in reliance upon the authorization granted by the Commission, unless (i) the security to be issued, if rated, is rated investment grade; and (ii) all outstanding securities of NU that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). The ratings test will not apply to any issuance of Common Shares. NU further requests that the Commission reserve jurisdiction over the issuance of any securities in reliance upon the authorization granted by the Commission at any time that the conditions set forth in clauses (i) and (ii) above are not satisfied. NU states that its senior unsecured long-term debt securities are currently rated BBB- by Standard & Poor's Inc., Baa2 by Moody's Investors Service and BBB by Fitch.

(f)

Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (June 30, 2008).

(g)

Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of NU and its subsidiaries, (ii) the acquisition, retirement or redemption by NU of any of its own securities pursuant to Rule 42, (iii) financing working capital requirements of NU and its subsidiaries, including by making contributions to the NU Money Pool, and/or (iv) the acquisition of the securities or assets of other companies, as may be authorized by the Commission in a separate proceeding or as otherwise permissible under law. NU represents that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is permissible in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a foreign utility company (“FUCO”).

Description of Types of Financing.

Equity Securities. NU states that Equity Securities issued and sold by NU may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Equity Securities may take the form of Common Shares, Share Purchase Contracts, Share Purchase Units and other equity or equity-linked securities products of types then offered in the marketplace. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons.

NU states that Share Purchase Contracts would obligate holders to purchase from NU, and NU to sell to the holders, a variable or specified number of Common Shares at a future date or dates (typically between three and five years after the date of issuance). The price per share of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. Share Purchase Contracts may be issued separately or as a part of Share Purchase Units (a form of "equity-linked" security), which would consist of a Share Purchase Contract and/or  debt securities of NU or its affiliates and/or debt obligations of third parties, including U.S. Treasury securities and/or preferred securities, securing the holders' obligations to purchase the Common Shares under the Share Purchase Contracts. Share Purchase Contracts may require NU to make periodic payments to the holders of some or all of the Share Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Share Purchase Contracts may require holders to secure their obligations under these Share Purchase Contracts in a specified manner.

Preferred Securities. NU states that Preferred Securities sold may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by NU’s Board of Trustees. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods or may be non-cumulative. Preferred Securities may be convertible or exchangeable into shares of Common Shares or other securities that NU is authorized to issue. The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, sinking fund provisions, maturities, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

Long-term Debt. According to NU, Long-term Debt may be issued in one or more series in the form of unsecured notes or debentures with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by NU's Board of Trustees. Long-term Debt of a particular series (a) may be convertible into any other securities that NU is authorized to issue, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may provide for reset of the coupon pursuant to a remarketing arrangement. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

Hedging Transactions.

(a)

Hedges. NU also requests authorization to enter into hedging transactions in connection with the issuance and sale of securities to manage equity price and credit risk of the securities and to enter into hedging transaction to manage interest rate risk with respect to existing indebtedness of NU and its Nonutility Subsidiaries. NU states that Hedges would be accomplished through the entering into, purchasing and selling of various risk management instruments commonly used in today's capital markets, such as interest rate, credit and equity swaps, caps, collars, floors, options, forwards, futures, forward issuance agreements, the sale and/or purchase of various call or put options or warrants, or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities or U.S. government agency (e.g., Fannie Mae) obligations, or LIBOR-based swap instruments, and similar products designed to manage market price, credit and interest rate risks.  Hedges would be used as a means of prudently managing the risk associated with the outstanding security (equity or debt) issued. In no case will the notional principal amount of any Hedge exceed the face value of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities or to allow for the fees related to the transaction. Transactions will be entered into for a fixed or determinable period.

NU states that Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies of the counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch Inc. NU will not engage in leveraged or speculative transactions pursuant to the authority sought herein. Fees, commissions and other amounts payable to the counterparty (excluding, however, the swap or option payments) in connection with any Hedge issued will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

(b)

Anticipatory Hedges. Further, NU requests authorization to enter into interest rate hedging transactions with respect to anticipated debt of NU and its Nonutility Subsidiaries (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward-dated swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

NU states that it will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). NU represents that each Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Hedge or Anticipatory Hedge is entered into. NU will also comply with any future FASB financial disclosure requirements associated with hedging transactions.

For the Commission, by the Division of Investment Management, under delegated authority.